UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-39115

WISEQEY CORP

(Exact Name of Registrant as Specified in Charter)

WISEQEY CORP

(Translation of Registrant’s name into English)

British Virgin Islands	CRAIGMUIR CHAMBERS, ROAD TOWN, TORTOLA, TORTOLA, Virgin Islands, British, VG 1110	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F        ☐ Form 40-F

On October 27, 2026, SEALSQ Corp (“SEALSQ”), a subsidiary of WISeQey Corp (the “Company” or “WISeQey”), announced that its Quantum Shield QS7001™ post-quantum secure element (the “QS7001”) completed the technical evaluation phase of its Common Criteria EAL5+ certification.

All physical and functional security tests on QS7001 V1 were performed by SERMA Safety & Security, an evaluation laboratory licensed by the French National Cybersecurity Agency (“ANSSI”). Each test received a PASS result.

With the technical evaluation complete, the certification process has entered its final phase. This phase consists of audits, scheduled for January 2027, of the sites involved in the development, production and engineering assembly of the QS7001. Upon completion of these audits, the evaluation report is expected to be submitted to ANSSI for formal issuance of the certificate.

Forward-Looking Statements

This Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding the expected timing and completion of the remaining steps in the Common Criteria EAL5+ certification process for the QS7001, including the site audits scheduled for January 2027, the submission of the evaluation report to ANSSI, and the formal issuance of the certificate, as well as statements regarding the anticipated market acceptance, commercialization and benefits of the QS7001 and the other post-quantum products of the Company and SEALSQ. Words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “schedule,” “will,” “may,” “should,” “could,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are based on the current expectations and assumptions of the management of the Company and SEALSQ and are subject to known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Company and SEALSQ, that could cause actual results to differ materially from those expressed or implied by such statements.

Such risks, uncertainties and other factors include, among others: the risk that the site audits or ANSSI’s review are delayed, identify deficiencies or require remediation, or that the certificate is not issued on the anticipated timeline or at all; SEALSQ’s ability to successfully develop, produce and commercialize the QS7001 and its other post-quantum products; market acceptance of post-quantum cryptography solutions and the pace of adoption of related standards and regulatory requirements; competition and rapid technological change; SEALSQ’s dependence on third-party laboratories, suppliers, foundries and assembly and test partners; the ability of the Company and SEALSQ to obtain additional financing on acceptable terms; general economic, political and market conditions; and the other risks and uncertainties described under the caption “Risk Factors” in the Company’s most recent Annual Report on Form 20-F and in its other filings with the U.S. Securities and Exchange Commission, as well as in SEALSQ’s most recent Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date of this Report on Form 6-K, and the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Exhibit No.	Description

99.1	Press release of SEALSQ Corp issued on October 27, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2026	WISEQEY CORP

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O’Hara
		Name:	John O’Hara
		Title:	CFO

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